Direct: 214-999-4645
Direct Fax: 214-999-3645
dearhart@gardere.com


                                November 30, 2005




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549-7010

Attention:        H. Roger Schwall, Assistant Director

         Re:      Cubic Energy, Inc.
                  File No. 0-09355

                  Post-Effective Amendment No. 3 to Form SB-2
                  Filed November 2, 2005
                  File No. 333-120388

                  Form 10-KSB for the fiscal year ended June 30, 2005 Filed October 7, 2005

                  Form 10-QSB for the fiscal quarter ended September 30, 2005 Filed November 14, 2005

                  Schedule 14A filed on November 4, 2005

Ladies and Gentlemen:

         On behalf of Cubic Energy, Inc. (the "Company"), we are responding to the Staff's comments contained in the Staff's letter dated November 25, 2005 relating to the referenced filings. In accordance with the Staff's request, we have numbered our responses to correspond with the numbers assigned to the comments contained in the Staff's letter.

General
-------

         Comment 1: The Company is making corresponding changes to all affected disclosure, wherever it appears in the referenced filings.

Securities and Exchange Commission
Page 2



         Comment 2: The Edgar submission of the amendment to Form SB-2, file number 333-13699, filed on March 21, 2005 was incorrectly coded as a pre-effective amendment rather than as a post-effective amendment. The Company will file a Form RW to withdraw that submission. The Company intends to file a new post-effective amendment at such time as any of the selling shareholders named in that registration statement so request. The Company believes that no sales have been made using the prospectus contained in that registration statement.

Post-Effective Amendment No. 3 to Form SB-2
-------------------------------------------

         Comment 3: The Company acknowledges that the Staff will not be in a position to declare the Post-Effective Amendment No. 3 to Form SB-2, file number 333-120388, effective until all comments have been addressed.

Form 10-KSB for the Fiscal Year Ended June 30, 2005
---------------------------------------------------

         The Company will amend its Form 10-KSB in its entirety as requested.

Controls and Procedures, page 3
-------------------------------

         Comment 4: The Company will amend the filings to make the requested change.

         Comment 5: The Company will ensure that any citations to the rules that define "controls and procedures" are to the correct rules.

         Comment 6: The Company hereby confirms that there have not been "any" changes (as opposed to "significant" changes) in internal controls or other factors that could significantly affect internal controls. The Company hereby confirms that it addressed change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company's internal control over financial reporting. The referenced filings will be amended consistent with the foregoing.

Exhibits
--------

         Comment 7: The Company will amend the referenced filings in order to file certifications for each certifying officer as separate exhibits.

         Comment 8: The Company will amend the certification in order to reference the form to which it is filed as an exhibit.

Form 10-QSB for the period ended September 30, 2005
---------------------------------------------------

         Comment 9: The Company will amend the referenced filing in response to the above comments. In addition, the Company will amend the referenced filing in order to file the certification for each certifying officer as a separate exhibit.

Securities and Exchange Commission
Page 3



Schedule 14A; Proposal Two - Approval of Amendment to Articles of Incorporation,
--------------------------------------------------------------------------------
page 8
------

         Comment 10: The Company is seeking to raise additional capital, potentially through the issuance of common stock. At this time, there is no definitive agreement with respect to any such transaction. At such time as the Company enters into definitive agreements with respect to any such transaction, it intends to comply with its disclosure requirements pursuant to Form 8-K, as well as any shareholder approval requirements that might be applicable with respect to any such transaction. The Company intends to modify its disclosure to indicate that it has not entered into any definitive agreement with respect to the issuance of the shares of common stock requested to be authorized.

Schedule 14A; Proposal Three -  Approval of the 2005 Stock Option Plan, page 9
------------------------------------------------------------------------------

         Comment 11: The Company will amend the disclosure to include an equity compensation plan table, as well as any other disclosure required pursuant to
Item 10 of Schedule 14A.

         The Company acknowledges that, with respect to Amendment No. 3 to the Registration Statement on Form SB-2, (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,
(b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

                                                     Sincerely,

                                                     /s/ David R. Earhart

                                                     David R. Earhart

cc:      Jason Wynn (Staff)
         Jon S. Ross (Company)